UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

LIVE CURRENT MEDIA INC.
(Name of Issuer)

COMMON STOCK, $0.001 PER SHARE PAR VALUE
(Title of Class of Securities)

538031
(CUSIP Number)

DAVID M. JEFFS
c/o Live Current Media Inc.
Suite 820, 1130 West Pender Street,
Vancouver, BC, Canada V6E 4A4
Tel: (604) 648-0500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 30, 2018
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box [   ].

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 538031

1.	Name of Reporting Person: DAVID M. JEFFS
I.R.S. Identification No. of above person (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[_]
(b)	[_]
NOT APPLICABLE

3.	SEC Use Only:

4.	Source of Funds (See Instruction): PF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): N/A

6.	Citizenship or Place of Organization: CANADIAN

Number of Shares Beneficially by Owned by Each Reporting Person With:

7.	Sole Voting Power:	9,409,903 SHARES

8.	Shared Voting Power:	1,124,500

9.	Sole Dispositive Power:	9,409,903 SHARES

10.	Shared Dispositive Power:	1,124,500

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,534,903 SHARES

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

NOT APPLICABLE

13.	Percent of Class Represented by Amount in Row (11): 29.4%

14.	Type of Reporting Person (See Instructions): IN (Individual)

CUSIP No. 538031

ITEM 1.                         SECURITY AND ISSUER

The class of equity securities to which this Schedule 13D Statement relates is shares of common stock, par value $0.001 per share (the “Shares”), of Live Current Media Inc.., a Nevada corporation (the “Issuer”). The principal executive offices of the Issuer are located at Suite 820, 1130 West Pender Street, Vancouver, BC, Canada, V6E 4A4.

ITEM 2.                         IDENTITY AND BACKGROUND

(a)	This Statement is being filed by David M. Jeffs (the “Reporting Person”).

(b)	The Reporting Person’s address is Stollenweg 5, 79299, Wittnau, Germany

(c)	The Reporting Person is the Chief Executive Officer and Chief Financial Officer of the Issuer. The address of the Issuer is set forth in Item 1 of this Information Statement.

(d)	During the last five years, the Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the last five years, the Reporting Person has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a citizen of Canada.

ITEM 3.                         SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The filing of this Information Statement is being filed as a result of the grant by the Issuer to the Reporting Person of options to purchase up to 1,000,000 shares of the Issuer’s common stock at an exercise price of $0.10 per share (the “Options”) pursuant to the Issuer’s 2018 Stock Option Plan. The Options are immediately exercisable and expire two years after the date of grant. The Options were issued to the Reporting Person for no consideration.

The remaining 9,534,403 shares in the common stock of the Issuer beneficially owned by the Reporting Person were acquired by the Reporting Person prior to the registration of the Issuer’s common stock under Section 12(g) of the United States Securities Exchange Act of 1934, as amended.

ITEM 4.                         PURPOSE OF TRANSACTION

The Issuer issued the Options to the Reporting Person under the Issuer’s 2018 Stock Option Plan as part of the Reporting Person’s compensation for acting as the Issuer’s Chief Executive Officer and Chief Financial Officer.

Other than upon exercise of the Options, as of the date hereof, the Reporting Person does not have any plans or proposals which relate to or would result in:

(a)	the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

CUSIP No. 538031

(d)	any change in the present board of directors or management of the Issuer including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the board;

(e)	any material change in the present capitalization or dividend policy of the Issuer;

(f)	any other material change in the Issuer’s business or corporate structure;

(g)	changes in the Issuer’s Articles of Incorporation or other actions which may impede the acquisition of control of the Issuer by any person;

(h)

causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

(j)	any action similar to any of those enumerated above.

ITEM 5.                         INTEREST IN SECURITIES OF THE ISSUER.

(a)	Aggregate Beneficial Ownership:

As of January 9, 2019, the Reporting Person beneficially owned the following securities of the Issuer:

Name	Title of Security	Amount	Percentage of Shares of Common Stock(1)
David M. Jeffs	Common Stock	9,409,903 Shares(2) (direct) 1,124,500(3) (indirect)	29.4%

Under Rule 13d-3, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As a result, the percentage of outstanding shares of any person as shown in this table does not necessarily reflect the person’s actual ownership or voting power with respect to the number of shares of common stock actually outstanding on the date of this Statement.

(1)

Applicable percentage of ownership is based on 34,837,625 shares of common stock outstanding as of January 9, 2019 plus any securities held by such security holder exercisable for or convertible into common shares within sixty (60) days after the date of this Report, in accordance with Rule 13d-3(d)(1) under the Securities Exchange Act of 1934, as amended.

CUSIP No. 538031

(2)

Includes 1,000,000 shares acquirable on exercise of share purchase options (the “Options”) granted under the Issuer’s 2018 Stock Option Plan and exercisable for a period of 2 years from the date of grant at a price of $0.10 per share.

(3)	Shares registered in the name of immediate family members for the benefit of the Reporting Person.

(b)	POWER TO VOTE AND DISPOSE OF THE ISSUER SHARES:

Sole Power

The Reporting Person has the sole power to vote or to direct the voting and disposition of the shares of the Issuer’s common stock directly held by him.

Shared Power

The shares of the Issuer’s common stock held indirectly by the Reporting Person are registered in the name of immediate family members for the Reporting Person’s benefit. As such, the Reporting Person may be deemed to share the power to vote and dispose of the shares of the Issuer’s common stock with the family members in whose name such shares are registered.

(c)	Transactions Effected During the Past 60 Days:

Except for those transactions described below, the Reporting Person has not effected any transactions in the Issuer’s securities during the 60 days prior to the date hereof:

Date of Transaction	Transaction
November 30, 2018	Grant of Options under Issuer’s 2018 Stock Option Plan

(d)	Right of Others to Receive Dividends or Proceeds of Sale:

The shares of the Issuer’s common stock held indirectly by the Reporting Person are registered in the name of immediate family members for the Reporting Person’s benefit. The family members in whose name such shares are registered may be deemed to have the power to direct the receipt of dividends or the proceeds of sale of such securities.

(e)	Date Ceased to be the Beneficial Owner of More Than Five Percent:

Not Applicable.

ITEM 6.             CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF
                           THE ISSUER.

None.

ITEM 7.             MATERIAL TO BE FILED AS EXHIBITS.

None.

CUSIP No. 538031

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 9, 2019

/s/ David M. Jeffs
DAVID M. JEFFS